SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                           FORM 11-K

(Mark One)

[X]  Annual Report pursuant to Section 15 (d) of the Securities
     Exchange Act of 1934

     For the calendar year ended December 31, 2001

                               OR

[ ]  Transition report pursuant to Section 15 (d) of the
     Securities Exchange Act of 1934

     For the transition period from ________ to _________

     Commission file number 0-30270

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                 UNIROYAL CHEMICAL COMPANY, INC.
                         SAVINGS PLAN A
                           BENSON ROAD
                      MIDDLEBURY, CT 06749

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                      Crompton Corporation
                        One American Lane
                  Greenwich, Connecticut  06831




                 UNIROYAL CHEMICAL COMPANY, INC.
                         SAVINGS PLAN A

                  Index to Financial Statements


Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits as of
December 31, 2001 and 2000

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2001 and 2000

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Schedule H, Line 4j - Schedule of Reportable Transactions

Signature






                 UNIROYAL CHEMICAL COMPANY, INC.

                         SAVINGS PLAN A

         Financial Statements and Supplemental Schedules

                   December 31, 2001 and 2000

           (With Independent Auditors' Report Thereon)





                 UNIROYAL CHEMICAL COMPANY, INC.
                         SAVINGS PLAN A




                              INDEX


Independent Auditors' Report


Statements  of  Net  Assets Available for  Plan  Benefits  as  of
December 31, 2001 and 2000


Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2001 and 2000


Notes to Financial Statements



Supplemental Schedules:


Schedule H, Line 4i - Schedule of Assets (Held at End of Year)


Schedule H, Line 4j - Schedule of Reportable Transactions






              Independent Auditors' Report



The Board of Directors
Crompton Corporation:

We  have  audited the accompanying statements of net
assets available for  plan benefits of Uniroyal Chemical
Company, Inc. Savings Plan  A (the  "Plan")  as  of
December 31, 2001 and 2000,  and  the  related statements
of changes in net assets available for plan benefits  for
the   years   then  ended.   These  financial  statements
are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United
States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for
Reporting and Disclosure  under  the  Employee Retirement
Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.







/s/KPMG LLP
Stamford, Connecticut
June 14, 2002





                 UNIROYAL CHEMICAL COMPANY, INC.
                         SAVINGS PLAN A
      STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
               AS OF DECEMBER 31, 2001 and 2000

                                               2001           2000
ASSETS:
 Investments:
  Guaranteed investment contracts            $         0  $  698,072
  Short-term investment fund                           0   1,519,603
  Investments in registered investment         3,547,607   3,687,621
   companies
  Investments in common/collective trusts      3,618,930   2,419,468
  Common stock of Crompton Corporation           225,637     233,085
  Loans receivable from participants             136,475     280,417
                                               7,528,649   8,838,266

 Contributions receivable from participants       20,871      37,897
 Contribution receivable from Uniroyal             1,928       2,442
Chemical Company, Inc.
              Total assets                     7,551,448   8,878,605
LIABILITIES:
  Administrative expenses payable                 20,354      21,088
              Net assets available for plan
               benefits                       $7,531,094  $8,857,517


See accompanying notes to financial statements



                 UNIROYAL CHEMICAL COMPANY, INC.
                         SAVINGS PLAN A
 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
        FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000

                                              2001        2000
Additions
 Additions to net assets attributed to:
  Interest and dividend income           $  331,671   $  643,316
 Contributions:
  Employer                                   29,246       33,410
  Participants                              578,572      653,130

              Total additions               939,489    1,329,856
Deductions
 Deductions from net assets attributed to:
 Net (depreciation) in fair value of       (360,070)    (398,631)
investments
 Benefits paid to participants           (1,861,148)  (2,410,743)
Administrative expenses                     (44,694)     (45,937)
              Total deductions           (2,265,912)  (2,855,311)

              Net decrease               (1,326,423)  (1,525,455)

Net assets available for plan benefits
 at beginning of year                     8,857,517   10,382,972
Net assets available for plan benefits
 at end of year                          $7,531,094   $8,857,517


See accompanying notes to financial statements





                 UNIROYAL CHEMICAL COMPANY, INC
                         SAVINGS PLAN A
                  NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 2001 and 2000


1. Plan Description
   The Uniroyal Chemical Company, Inc. Savings Plan A (the "Plan") is a defined contribution plan established on October 15, 1986 and amended and restated effective September 1, 1997 to provide a means for eligible employees to supplement their retirement income. Participants receive retirement payments as of their retirement date by electing one of several payment options as specified in the Plan. The following description of the Plan provides only general information. For complete information, see the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

   The Plan is administered by the Employee Benefits Committee consisting of persons appointed by the Board of Directors of Crompton Corporation (the "Company").

   The Plan covers all hourly-rate and salaried employees represented by a collective bargaining agent at the Company's plants or other locations or hourly-rate employees not represented by a collective bargaining agent at a Company plant or location to which the Company's Plan has been extended.

   Company Contributions
   Contributions by the Company are made monthly for each hour for which the participant receives pay from the Company, including 40 hours for each week of vacation eligibility. In addition, the Company will contribute, based upon 40 hours, for any period of absence during which the participant accrues credited service. The rate of contribution per hour is in accordance with the following schedule:


                         Years of      Rate Per
                         Service         Hour
                           0-14          $.05
                          15-24           .12
                            25+           .18

   The Plan provides that, except in certain specified events, Company contributions credited to a participant account are not vested until the completion of three years of service. Thereafter, all Company contributions are immediately vested.

   Participant Contributions
   Each participant may contribute an amount not to exceed 15% of eligible compensation for each Plan year. Participant contributions are treated as pre-tax contributions and are made by payroll deductions. Participant contributions are subject to Internal Revenue Service limitations, which were $10,500 in 2001 and 2000.

   Employee Accounts
   The Vanguard Funds are maintained by the Vanguard Investment Group and as the record keeper for participant contributions, also maintains, for each participant who elects to make voluntary contributions, a "Voluntary Deferred Contributions Account" showing the amount of participant contributions in various Vanguard Funds.

   Expenses
   Expenses incurred are paid by the Plan, except to the extent that the Company shall provide for such payment. The Company provides administrative and accounting services for the Plan at no charge.

   Loans
   The Plan permits participants to borrow funds from their Voluntary Deferred Contributions Account, subject to certain restrictions. The minimum amount that may be borrowed is $1,000. The maximum amount that may be borrowed is the lesser of $50,000 reduced by the greater of (a) the outstanding balance of loans from the Plan to the participant on the date the loan is made, or (b) the highest outstanding balance of loans from the Plan to the participant during the one-year period ending on the day before the date the loan is made (excluding any payments made) or 50% of the value of the participant's vested interest under the Plan on the date the loan is made or the amount of the participant's voluntary deferred account not invested in the Crompton Corporation Common Stock Fund. Loans bear interest at a rate equal to 1.0% above the prime rate. Loans are payable within five years, except for those used to acquire a principal residence which are payable within 15 years.

   Investments
   Employer contributions are invested in the Retirement Savings Trust Fund ("Trust Fund") maintained by the Vanguard Investment Group. Participant contributions are invested in mutual funds maintained by the Vanguard Investment Group.

   The guaranteed investment contracts held by State Street at August 31, 1997 were held to maturity and invested in short term investment funds. These funds were transferred to and invested in the Vanguard mutual funds in five annual installments with the initial payment made on December 31, 1997 and the last payment made on August 31, 2001. The Company contribution portion of each installment payment was invested in the Retirement Savings Trust Fund. The balance of each participant's transfer was invested in the same ratio as the participant's then current voluntary contribution allocation. Voluntary deferred contributions currently not being made by the participant was invested in the Retirement Savings Trust Fund.

   Withdrawals and Forfeitures
   A  participant may withdraw in whole or in part, subject to  a
   90%  maximum  on  partial withdrawals, his  or  her  voluntary
   contributions  account  at  any  time,  provided   that   each
   withdrawal is separated by a period of six months.

   In the event a participant's employment with the Company is terminated because of retirement or death, the participant or a designated beneficiary shall receive payment of his or her benefit account balance. At December 31, 2001 and 2000, benefit payments due participants who terminated employment with the Company prior to year-end and requested distributions of their accounts totaled $180,767 and $315,411, respectively. These amounts have not been recorded in the financial statements but are included as benefit payments and liabilities in the Form 5500 of the Plan.

   Forfeitures, consisting of Company contributions credited to the Company Basic Contribution Account applicable to participants who terminate from the Plan while not vested, are valued at the employee's share of the cost of the Plan's investment plus accrued interest thereon. These amounts are applied to reduce the Company's current obligation to contribute to the Plan. There were no forfeitures in 2001 and 2000.

2. Significant Accounting Policies
   Basis of Presentation
   The accompanying financial statements have been prepared on the accrual basis of accounting.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

   Payment of Benefits
   Benefits are recorded when paid.

3. Investments
   Short Term Investment Fund
   The Short-term Investment Fund is valued at cost plus accrued interest. The carrying amount approximates fair value because of the short maturity of those instruments. The aggregate yield for these investments at the end of 2000 was 6.4%.

   Guaranteed Investment Contracts
   The guaranteed investment contracts with various insurance companies are valued at contract value that approximates fair value. Such investments earned interest at rates ranging from 6.32% to 7.07% during 2000.

   Mutual Funds
   The mutual funds sponsored by registered investment companies are recorded at market value based on published market prices.

   Crompton Corporation Stock Fund
   The Crompton Corporation Stock Fund is valued at its year-end closing price (comprised of year-end market price plus uninvested cash position).

   Loans Receivable
   The loan receivables from participants are valued at cost plus accrued interest, which approximates fair value.

   Income Recognition
   Net appreciation (depreciation) in fair value of investments includes investments bought, sold and held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

4. Investments Exceeding 5% of Net Assets
   The Plan's investments exceeding 5% of net assets available for plan benefits as of December 31, 2001 and 2000 are as follows:


        Description of Investment           2001        2000

        Short-term Investment Fund      $        0   $1,519,603
        Guaranteed Investment
         Contracts                               0      698,072
        Vanguard Retirement Savings
         Trust                           3,618,930    2,419,468
        Vanguard 500 Index Fund          1,129,207    1,235,016
        Vanguard Windsor Fund              993,453      981,643
        Vanguard Morgan Growth Fund        585,404      635,189

   Appreciation/(Depreciation) in Investments
   During 2001 and 2000, the Plan's investments (including  gains and  losses  on investments bought and sold, as well  as  held
   during   the  year)  appreciated/(depreciated)  in  value   as
   follows:

                                           2001       2000
        Investments in Registered
         Investment Companies           ($320,260)   ($358,874)
        Common Stock of Crompton
         Corporation                    (  39,810)   (  39,757)
                                        ($360,070)   ($398,631)

5. Tax Status
   The Internal Revenue Service ("IRS") has determined and has informed the Company by a letter dated June 12, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Company applied for a new tax determination letter in December, 2001 and is awaiting response from the IRS.

6. Parties-in-Interest
   The Chase Bank, AON Consulting, State Street Bank and Trust Company, The Vanguard Investment Group, and the Company are parties-in-interest as defined in Section 3(14) of ERISA. During the years 2001 and 2000, there were no prohibited party-in-interest transactions.

7. Priorities Upon Termination of the Plan
   The  Board  of Directors of the Company shall have  the  right from time to time to add to, modify or amend the Plan, and the Board of Directors shall have the right to terminate the Plan. The Board of Directors may also authorize the inclusion in any contract entered into by the Company with the union or unions representing employees, or with any group or groups of employees, of a provision or provisions having the effect of limiting or foregoing any such rights.
   Further, no addition to, modification, amendment or termination of the Plan shall have the effect of reducing the entitlement of any participant's benefit accrued under the Plan or of diverting any part of the assets of the Trust Fund for purposes other than provided in the Plan.

   Upon any termination of the Plan or complete and permanent discontinuance of contributions of all participants, the entitlement of each participant's Company Basic Contributions Account, if not already vested, shall vest fully and all amounts in all accounts of each participant shall be delivered and paid as soon as practicable.

8. Subsequent Event - Plan Merger
   Effective April 1, 2002, the Uniroyal Chemical Company, Inc. Savings Plan A, was merged into the Crompton Employee Savings Plan. Fidelity Investments is the trustee and record keeper of the Crompton Employee Savings Plan. The provisions of the Plan as a result of this merger have remained unchanged. All assets have been transferred to similar funds as of the date of transfer.



                                               Schedule H, Line 4i


                 UNIROYAL CHEMICAL COMPANY, INC.
                         SAVINGS PLAN A
            SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                         DECEMBER 31, 2001


                        Description of Investment
Identity of Issue,     Including Maturity Date, Rate    Current
Borrower, Lessor or     of Interest, Collateral, Par    Value
Similar Party               or Maturity Value



Vanguard Trust Company    Explorer Fund                 $  181,676

Vanguard Trust Company    Long Term Corporate Fund         129,736

Vanguard Trust Company    500 Index Fund                 1,129,207

Vanguard Trust Company    International Growth Fund        158,343

Vanguard Trust Company    Prime Money Market Fund          130,919

Vanguard Trust Company    Star Fund                        238,869

Vanguard Trust Company    Morgan Growth Fund               585,404

Vanguard Trust Company    Windsor Fund                     993,453

Vanguard Trust Company    Retirement Savings Trust       3,618,930

Crompton Corporation      Common Stock                     225,637

                                                         7,392,174


Loans receivable from         Loans earn interest at       136,475
 participants                 the prime rate plus 1%

                                   TOTAL INVESTMENTS    $7,528,649

Party in-Interest - All parties listed above


See accompanying independent auditors' report.




                                              Schedule H, Line 4j




                 UNIROYAL CHEMICAL COMPANY, INC.
                         SAVINGS PLAN A
               SCHEDULE OF REPORTABLE TRANSACTIONS
               FOR THE YEAR ENDED DECEMBER 31, 2001



Identity of     Description  Purchase  Selling  Cost of  Net Gain
Party Involved  of Asset     Price     Price    Asset    (Loss)

Series of
Transactions:

Vanguard Trust  Vanguard    $1,964,250 $   -   $1,964,250  $  -
Company         Retirement
                Savings
                Trust


Vanguard Trust  Vanguard    $   -      $764,788 $ 764,788   $  -
Company         Retirement
                Savings
                Trust


See accompanying independent auditors' report.





                          SIGNATURE




     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                 UNIROYAL CHEMICAL COMPANY, INC.
                         SAVINGS PLAN A





Date:  June 27, 2002              By:/s/Peter Barna
                                  Peter Barna
                                  Senior Vice President &
                                  Chief Financial Officer